

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2024

Nik Jhangiani
Chief Financial Officer
COCA-COLA EUROPACIFIC PARTNERS plc
Pemberton House, Bakers Road
Uxbridge UB8 1EZ
United Kingdom

      **Re:  COCA-COLA EUROPACIFIC PARTNERS plc**
          **Form 20-F for the fiscal year ended December 31, 2022**
          **File No. 001-37791**

Dear Nik Jhangiani:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Manufacturing